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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8- 68639 |

## FACING PAGE
### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2015___ AND ENDING ___12/31/2015___

MM/DD/YY                                MM/DD/YY

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## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:  T3 Trading Group, LLC

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:  (Do not use P.O. Box No.)

1 State Street Plaza, 10th Floor

(No. and Street)

| New York | NY | 10004 |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Xiaoyan Li                                                            646-845-4293

(Area Code – Telephone Number)

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## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Fulvio & Associates LLC

(Name – *if individual, state last, first, middle name*)

| 5 West 37th Street, 4th Floor | New York | NY | 10018 |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

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*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.  See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, __Xiaoyan Li_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__T3 Trading Group, LLC_____ , as

of __December 31_____ , 20 __15___ , are true and correct.  I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

__NONE_____

_____

_____

_____ _*xiawYa*_____
Signature

__Financial and Operations Principal__
Title



Notary Public    2/26/16

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*